UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced on December 4th, 2020 that it has entered into a refinancing transaction for the M/T Eco Beverly Hills and M/T Eco Bel Air pursuant to which the vessels were sold to unaffiliated third parties and leased back through bareboat charters for a period of 5 years (the “Term”). The M/T Eco Beverly Hills was delivered to its buyer on December 1, 2020 and the M/T Eco Bel Air is expected to be delivered to its buyer on or about December 10, 2020. As a prerequisite for this transaction, the Company’s President, CEO and Director Mr. Evangelos John Pistiolis (the “CEO”), guaranteed the performance of the bareboat charters, under certain circumstances, and in exchange, the Company agreed to indemnify him for any losses suffered as a result of the guarantee provided, and in addition, the Company has amended the Certificate of Designation governing the terms of the Company’s Series D Preferred Stock (a copy of which is included as Exhibit 3.1 to this Report on Form 6-K), all of the outstanding shares of which are beneficially owned by the Lax Trust, an irrevocable trust established for the benefit of certain family members of the CEO, to adjust the voting rights per share of Series D Preferred Stock such that during the Term, the combined voting power controlled by the CEO and the Lax Trust does not fall below a majority of the total voting power of the Company, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters. Due to the related party nature of the transactions involving the CEO, such transactions were unanimously approved by the Company’s Board of Directors, including all three independent directors.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-234281) that was filed with the SEC and became effective on November 4, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: December 4, 2020	By: /s/ Evangelos Pistiolis
Evangelos Pistiolis Chief Executive Officer

Exhibit 3.1

REPUBLIC OF THE MARSHALL ISLANDS

SEAL

JEPILPILIN KE EJUKAAN

AMENDMENTS TO STATEMENT OF DESIGNATIONS OF TOP SHIPS INC. Reg. No. 3571

REPUBLIC OF THE MARSHALL ISLANDS REGISTRAR OF CORPORATIONS DUPLICATE COPY The original of this Document was FILED ON

NON RESIDENT
December 3, 2020
/s/ Jessica Ruvalcaba
Jessica Ruvalcaba
Deputy Registrar

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF DESIGNATION
OF
RIGHTS, PREFERENCES AND PRIVILEGES OF SERIES D PREFERRED STOCK OF TOP SHIPS INC.

Top Ships Inc., a corporation duly organized under the laws of the Republic of the Marshall Islands (the “Company”), does hereby certify pursuant to the provisions of the Business Corporations Act of the Republic of the Marshall Islands, that:
1.	The Company previously created a series of preferred shares of the Company designated as “Series D Preferred Stock” (the “Series D Preferred Stock”).
2.
Pursuant to resolutions adopted by the Board of Directors of the Company on December 2, 2020, the Certificate of Designation for the Series D Preferred Stock, effective May 8, 2017 (the “Certificate of Designation”), is amended as follows to adjust the number of voting rights of the holders of Series D Preferred Stock:

Section 6 of the Certificate of Designation is hereby deleted and replaced in its entirety to read as follows:
Section 6.  Voting Rights.  The holders of shares of Series D Preferred Stock shall have the following voting rights:
(a) Votes per Share of Series D Preferred Stock – In General
(i) Except as provided in paragraph (b) of this Section 6, each share of Series D Preferred Stock shall entitle the holder thereof to one thousand (1,000) votes on all matters submitted to a vote of the shareholders of the Company.
(ii) Except as provided in paragraph (b) of this Section 6, each share of the Series D Preferred Stock shall count for one thousand (1,000) votes for purposes of determining quorum at a meeting of shareholders.
(b) Votes per Share of Series D Preferred Stock – Special Circumstances
For so long as (i) the Lax Trust, directly or indirectly, owns or is the Beneficial Owner of all of the issued and outstanding shares of Series D Preferred Stock, and (ii) the Guarantee and Indemnity Agreements, each dated November 3, 2020, by and between Evangelos J. Pistiolis (“EJP”) and each of MIF II no. 7 K/S and MIF II no. 8 K/S (together, the “Guarantees”) are in full force and effect, if the Designated Combined Voting Power is less than the Minimum Majority Voting Power, then:
(A) Notwithstanding paragraph (a)(i) of this Section 6, on all matters submitted to a vote of the shareholders of the Company, each share of Series D Preferred Stock shall entitle the holder thereof to such number of votes (the “Adjusted Votes”) such that the sum of the Series D Voting Power conveyed by the Adjusted Votes plus the Non-Series D Combined Voting Power equals the Minimum Majority Voting Power.

(B) Notwithstanding paragraph (a)(ii) of this Section 6, for purposes of determining quorum at a meeting of shareholders of the Company, each share of the Series D Preferred Stock shall count for such number of votes that is equal to the Adjusted Votes.
(C) For purposes of this Section 6(b), the terms below shall have the following meanings:
“Beneficial Owner” shall mean a “beneficial owner”, as determined in accordance with Section 13d-3 of the Securities Exchange Act of 1934, as amended, together with any person or entity that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Beneficial Owner; “Beneficial Ownership” and related terms shall have the correlative meanings.
“Non-Series D Combined Voting Power” shall mean the Designated Combined Voting Power excluding any Series D Voting Power.
“Designated Combined Voting Power” shall mean the aggregate Voting Power of the Lax Trust and EJP, which, for each such holder, shall include Voting Power obtained through the direct or indirect Beneficial Ownership of Voting Securities, and shall be calculated assuming the Series D Voting Power equals 1,000 votes per share of Series D Preferred Stock.
“Minimum Majority Voting Power” shall mean the minimum number of votes representing a majority of the Total Voting Power.
“Series D Voting Power” shall mean, at a given point in time, such number of votes entitled to be cast per share of Series D Preferred Stock.
“Total Voting Power” shall mean the number of votes available to be cast (determined by reference to the maximum number of votes entitled to be cast by the holders of Voting Securities upon any matter submitted to shareholders where the holders of all Voting Securities vote together as a single class) by the holders of Voting Securities.
“Voting Power” shall mean the number of votes eligible to be cast by a holder of Voting Securities.
“Voting Securities” shall mean any securities or other ownership interests entitled, or which may be entitled, to vote on the election of directors of the Company, or securities or other ownership interests which are convertible into, or exercisable in exchange for, such Voting Securities, whether or not subject to the passage of time or any contingency.
(iv) The provisions of this Section 6(b) shall automatically terminate upon the termination of the Guarantees.
(c) Except as otherwise provided herein or by law, the holders of shares of Series D Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company.
(d) Except as required by law, holders of Series D Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.
3.	All of the other provisions of the Certificate of Designation shall remain unchanged.
REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Certificate of Designation as of the 2nd day of December, 2020.

/s/ Alexandros Tsirikos
Name: Alexandros Tsirikos Title: CFO/Director